Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held Wednesday, May 21, 2008
at 9:00 a.m.

The Gallery Room at the TSX Broadcast and Conference Centre
The Exchange Tower, 130 King Street West, Toronto, Ontario

MANAGEMENT INFORMATION CIRCULAR

Dated

April  14, 2008

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 21, 2008

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of International Royalty Corporation (the “Company”) will be held in the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, the 21st day of May, 2008, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1.

receiving the Company’s audited consolidated financial statements for the financial year ended December 31, 2007 and the auditor’s report thereon;

2.

appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;

3.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to fix the number of directors to be elected at the Meeting at seven;

4.

electing directors for the ensuing year;

5.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to confirm the Company’s Amended and Restated Stock Option Plan;

6.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve certain amendments to the Company’s Amended and Restated Stock Option Plan; and

7.

transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy (or voting instruction form) for the Meeting accompany this notice. A copy of the Company’s audited consolidated financial statements for the financial year ended December 31, 2007 and the auditor’s report thereon, together with management’s discussion and analysis, are contained in the Company’s annual report.

Shareholders who are unable to be present in person at the Meeting are requested to: (i) sign, date and deliver the accompanying form of proxy to the Company’s registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502 so it is received on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED at Englewood, Colorado, this 14th  day of April, 2008.

Douglas B. Silver
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the “Company”) to be used at the Annual and Special Meeting of the holders of common shares of the Company (the “Common Shares”) to be held on Wednesday, May 21, 2008 at 9:00 a.m. (Toronto time) (the “Meeting”) at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner (“NOBO”) whose name has been provided to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting. To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk. Non-registered beneficial shareholders (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting. Also see “Non-Registered Holders” below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502 so it is received on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under “Revocation of Proxies”.

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favour of each item left blank. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Company is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9 Attention: Richard Peters, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited or “CDS”).

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B.

Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivery (not courier) to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario or by fax at (416) 368-2502, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Non-Objecting Beneficial Owners

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or any associate or affiliate of any such person, has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares. As of the date hereof, there are 78,480,356 Common Shares issued and outstanding.

Each holder of Common Shares (each a “Shareholder” and, collectively “Shareholders”) is entitled to one vote for each Common Share. The directors have fixed the close of business on April 18, 2008 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on April 18, 2008 are entitled to receive notice of and to attend and vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and executive officers of the Company, the only person who beneficially owns, or controls or directs, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting is set out below:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
Christopher Verbiski	8,867,349	11.3%

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and authorizing the directors of the Company to fix their remuneration.

Number of Directors

The articles of the Company provide for a minimum of three and a maximum of 11 directors. The Corporation proposes that seven directors be elected at the Meeting.

Shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following resolution to fix the number of directors to be elected at the Meeting at seven.

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the number of directors of the Company to be elected at the Meeting shall be seven.

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

The board of directors of the Company (the “Board”) unanimously recommends that shareholders approve the fixing of the number of directors of the Company by voting for the resolution. The representatives of management named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.

Election of Directors

Directors of the Company are elected annually by the shareholders. There are currently eight directors of the Company however only seven directors are standing for re-election.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Company expires at the Meeting. Management has been informed by each nominee that they are willing to stand for re-election and serve as a director. The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the seven persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company. The table includes information furnished by the nominees concerning their principal occupations, business or employment and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, as of the date hereof.

Christopher Verbiski, a shareholder of the Company, has the right to nominate two directors for election to the Board. Mr. Verbiski has nominated Christopher Daly and Colm St. Roch Seviour.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled
Douglas B. Silver(4)	Director, Chairman and	2003	Chairman and Chief Executive Officer	811,000
Colorado, USA	Chief Executive Officer		of the Company

Douglas J. Hurst	Director	2003	Chairman and Director of Selkirk	765,001
British Columbia, Canada			Power Corporation (a hydro power development company)

Robert W. Schafer(1)(2)(3)	Director	2003	Vice President, Business Development	250,000
Utah, USA			of Hunter Dickinson, Inc.
			(a mineral company)

Gordon J. Fretwell(3)	Director	2003	Securities lawyer at Gordon J. Fretwell	400,000
British Columbia, Canada			Law Corporation (a law corporation)

Rene G. Carrier(1)(2)(3)	Lead Director	2003	President of Euro American Capital	200,000
British Columbia, Canada			Corporation (a consulting company)

Christopher Daly(1)(2)	Director	2004	Chief Financial Officer of Coordinates	—
Newfoundland, Canada			Capital Corporation (a venture capital
			company)

Colm St. Roch Seviour(1)(3)	Director	2005	Senior mining partner of the law firm	3,500
Newfoundland, Canada			of Stewart McKelvey Stirling Scales

__________

(1)

Independent director.

(2)

Member of the Audit Committee.

(3)

Member of the Management Resources and Compensation Committee

(4)

Member of the Executive Committee.

No proposed director:

(a)

 is, as at the date of the Management Information Circular, or has been, within 10 years before the date of the Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

is, as at the date of the Management Information Circular, or has been within 10 years before the date of the Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

SPECIAL BUSINESS

Confirmation of Amended and Restated Stock Option Plan

Under the rules of the TSX, a stock option plan that reserves for issuance a “rolling” rather than a “fixed” number of shares requires approval of a majority of the Board, a majority of the unrelated directors and shareholder approval every three years. The Company’s Amended and Restated Stock Option Plan (“Stock Option Plan”) is a “rolling” plan, as it provides that a maximum of 10% of the issued and outstanding Common Shares at the time an option is granted, less Common Shares reserved for issuance under the Stock Option Plan, will be reserved for issuance under the Stock Option Plan. In other words, while the Stock Option Plan is in effect, there cannot be more than 10% of the Company’s issued and outstanding Common Shares reserved for issuance under the Stock Option Plan at any time. The Stock Option Plan was last approved by shareholders in 2005 and the Company is again seeking shareholder approval of the Stock Option Plan. Under the TSX rules, the Stock Option Plan will again be subject to shareholder approval by May 21, 2011.

On February 22, 2007, the Board made various amendments to, and restated, the Stock Option Plan.   Some of these amendments required shareholder approval while others that were of a housekeeping nature did not.  Prior to the shareholders’ meeting held on May 18, 2007, a tabulation of the proxies received indicated that the required level of shareholders’ approval would not be attained at the meeting.  The Company decided to not put the resolution amending the Stock Option Plan to a vote.  The Stock Option Plan that had been approved by the Board on February 22, 2007 was revised to reflect only the housekeeping amendments.

Previously granted options will continue unaffected whether or not the following resolution is approved.  However, if the resolution is not approved by the shareholders, previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

Shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following resolution to approve and confirm the current form of Stock Option Plan (without giving effect to the amendments proposed for shareholder approval):

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

unallocated options issuable pursuant to the Amended and Restated Stock Option Plan are hereby approved and authorized until May 21, 2011;

2.

the Amended and Restated Stock Option Plan of the Company be and is hereby ratified, confirmed and approved; and

3.

any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

The Board unanimously recommends that shareholders approve the confirmation of the Stock Option Plan by voting for the resolution. The representatives of management named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.

Amendment Of Stock Option Plan

On April 4, 2008, the Board made various amendments to, and restated, the Stock Option Plan.   The amendments to, and the restatement of, the Stock Option Plan by the Board has been conditionally approved by the TSX.

Under the rules of the TSX, shareholders must approve amendments to the Stock Option Plan that were made by the Board. These amendments are (a) to revise the amendment provision of the Stock Option Plan to specify which changes to the Stock Option Plan and outstanding options granted under the Stock Option Plan require shareholder approval; (b) as permitted by a recent TSX Staff Notice, to permit options that expire during, or within five business days after, a trading black-out period imposed by the Company to be exercised within a limited number of days after the trading black-out is lifted by the Company; (c) to clarify the language with respect to the reloading of options after options are exercised; (d) to restrict the number and value of options granted to non-executive directors; and (e) to clarify the vesting of options.

The proposed amending provision expressly provides that shareholder approval is required to amend the Stock Option Plan to (a) increase the number of Common Shares reserved for issuance under the Stock Option Plan (including a change from a fixed maximum percentage of Common Shares to a fixed maximum number of Common Shares); (b) change the manner of determining the exercise price so that the exercise price is less than the market price of the Common Shares on the date of grant; (c) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Company’s security based compensation arrangements, at any time results in (i) the number of Common Shares reserved for issuance to insiders pursuant to stock options exceeding 10% of the issued and outstanding Common Shares; (ii) the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period); (d) change the restriction on assignability and transferability of options; or (e) amend the eligibility requirements of participants under the Stock Option Plan that would have the potential of broadening or increasing their participation or amending any restrictions imposed on participation by non-executive directors.

In addition, shareholder approval is required to amend options granted under the Stock Option Plan to (a) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price; or (b) extend the termination date beyond the original expiration date, except in certain circumstances where the Company has imposed a trading black-out, as described below.  The exercise price of an option may not be reduced to a price that is less than the market price on the date of grant.

The Board may, in its discretion, and without obtaining shareholder approval, suspend or discontinue the Stock Option Plan.  The Board may, subject to shareholder approval and if required regulatory approval, amend the Stock Option Plan and any options granted under the Stock Option Plan. The Board may, without obtaining shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan, to (i) amend the vesting provisions, (ii) amend the termination provisions, except in certain limited circumstances as described in the preceding paragraph, (iii) add any form of financial assistance, (iv) amend a financial assistance provision which is more favourable to eligible recipients, (v) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (vi) add a deferred or restricted share unit or any other provision which results in the eligible recipients receiving securities while no cash consideration is received by the Company, and (vii) make amendment of a housekeeping nature or to comply with the requirement of any regulatory authority.

As now expressly permitted by a recent TSX Staff Notice, the proposed amendments to the Stock Option Plan also provide that if an option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Plan, the option shall expire ten business days after the trading black-out period is lifted by the Company.

The language in section 3.2 of the Stock Option Plan has been amended to clarify the reloading of options after options have been exercised.

The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one percent (1.0%) of the shares outstanding on a non-diluted basis on the grant date of the options to non-executive directors.

Within any one financial year period, the total value of the options granted to a non-executive director, as determined by the Board on the grant date of options to the non-executive director, shall not exceed $100,000.

Except as otherwise provided in the Stock Option Plan or as otherwise determined by the Board in its sole discretion, (i) an option subject to vesting may not be exercised until the option has vested in accordance with the vesting terms and (ii) an option that has been granted subject to vesting and remains unvested on the date of termination of employment of the recipient, the date the recipient ceases to be a director or the date the recipient’s consultant contract terminates, as the case may be, shall terminate.

Notwithstanding section 7.1 of the Stock Option Plan, any recipient whose employment, engagement or directorship with the Company terminated by the Company for any reason other than for cause or in the case of a consultant, breach of contract, at any time in the six months following a change of control of the Company, or by the recipient, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the recipient, at any time in the six months following a change of control of the Company and the recipient has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, then any outstanding options that have not yet vested on the date of termination shall be deemed to have vested on such date.  Unvested options no longer vest immediately upon the occurrence of any change of control.

Transfers to permitted assigns are subject to Board approval.

Shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following resolution to approve the amendments to the Stock Option Plan described above:

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the amendments to the Amended and Restated Stock Option Plan approved by the Board of the Company on April 4, 2008 as described in this Circular be and are hereby approved and the Amended and Restated Stock Option Plan as so amended is hereby confirmed; and

2.

any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

The Board unanimously recommends that shareholders approve the amendments to the Stock Option Plan by voting for the resolution. The representatives of management named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.

A full description of the Stock Option Plan and the proposed amendments is set out in Schedule A to this Circular.

EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides a summary of compensation earned during each of the Company’s last three financial years by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) (collectively, the “Named Executive Officers”). No other executive officer earned in excess $150,000 during the financial year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position					Long-term Compensation Awards
		Annual Compensation

	Financial Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation ($)
Douglas B. Silver (1)	2005	179,458	nil	nil	1,071,000	nil
Chief Executive Officer	2006	235,211	116,050	nil	200,000	nil
	2007	276,658	125,425	nil	100,000	nil

Ray W. Jenner (1)	2005	110,855	nil	nil	175,000	nil
Chief Financial Officer	2006	178,534	43,519	nil	100,000	nil
	2007	206,822	46,407	nil	50,000	nil

__________

(1)

Although dollar amounts in the table are in Canadian dollars, Messrs. Silver, and Jenner were paid in US dollars.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning the individual grants of options to purchase Common Shares granted to Named Executive Officers during the financial year ended December 31, 2007.

Option Grants

Named Executive Officer	Common Shares under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date
Douglas B. Silver	100,000	17.8%	5.81	5.81	November 12, 2012
Ray W. Jenner	50,000	8.9%	5.81	5.81	November 12, 2012

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by the Named Executive Officers during the year ended December 31, 2007 and Common Shares under option to the Named Executive Officers as at December 31, 2007.

Option Exercises and Year-End Values

Named Executive Officer	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 Exercisable /Unexercisable (#)	Value of Unexercised In-the-Money Options at December 31, 2007 (1) Exercisable /Unexercisable ($)
Douglas B. Silver	nil	nil	1,080,667 / 290,333	1,358,587 / 198,793
Ray W. Jenner	nil	nil	183,333 / 141,667	269,333 / 93,167

__________

(1)

Based on the closing price of the common shares on the TSX on December 31, 2007 of $5.53.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with Messrs. Silver and Jenner. Each agreement calls for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive’s employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary plus the maximum possible bonus. Based upon their current salaries, these arrangements would result in payments of US$1,800,000 and US$1,260,000 respectively.

Composition of the Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee (the “MRC Committee”) are Messrs. Robert Schafer, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman. None of the members of the MRC Committee were officers or employees of the Company or any of its subsidiaries during the year ended December 31, 2007 and none were formerly an officer of the Company or any of its subsidiaries.

Report on Executive Compensation

The MRC Committee is responsible for the assessment of the performance of management and for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company’s disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally compensation of the Company’s executive officers, including the CEO, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits, as deemed appropriate by the MRC Committee, in order to attract and retain highly qualified and experienced executives and managers. The MRC Committee’s emphasis has been to maintain a balance between cash compensation and stock-based compensation. Officer base salary levels in 2007 were determined through an analysis of the compensation of executives with similar responsibilities, levels of experience and qualifications in a group of over 34 “comparable companies”. The comparable companies were all mineral companies with TSX listings, market capitalizations from $100 million to $800 million, and included operating companies, companies in the development stage as well as exploration companies. Officer salaries in 2007 were determined with reference to the mean of the figures from the comparable companies.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Company and, in general, aligns the interests of the executives with those of the shareholders. In November 2007, options were issued to management and the Board in conjunction with the Company’s annual salary review. The amounts of these options were based upon the same analysis of comparable companies described above.

The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance and progress of the Company toward meeting its long term goals. During 2007, Mr. Silver was awarded a bonus of US$125,000 and Mr. Jenner was awarded a bonus of US$46,250. These bonuses were awarded after a review of overall performance of both the Company and Messrs Silver and Jenner during the course of the calendar year. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2008.

Mr Silver has served as the Company’s Chief Executive Officer since the Company’s founding in May of 2003. The MRC Committee determined Mr. Silver’s compensation in 2007, using comparables of Chief Executive Officers of similar size companies as described above.

Submitted on behalf of the Management Resources and Compensation Committee:

“Rene G. Carrier” (Chairman)

Performance Graph

The following graph illustrates the Company’s cumulative total shareholder return to December 31, 2007, assuming reinvestment of dividends on each dividend payment date, on a $100 investment on February 22, 2005 (date of the Company’s initial public offering) in Common Shares of the Company compared to the return on a comparable investment in the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) US$1,000 per meeting attended personally and US$500 per meeting attended by telephone; (b) US$500 per day of travel to attend a directors meeting; (c) an annual director’s fee of US$12,500; (d) accommodation and travel expenses for the purposes of attending Board meetings; and (e) stock options as determined by the MRC Committee of the Board. In addition, the Lead Director of the Company receives an annual fee of US$3,000 and each Committee Chair receives US$1,000 per annum. During 2007, the Company paid US$83,125 in annual directors fees, US$49,000 in board meeting fees, US$14,000 in committee meeting fees and US$19,000 in board meeting travel expenses.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2007.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average Exercise Price of Outstanding options, warrants and rights

Number of Securities remaining available for future issuance under equity compensation plans (excluding securities referred to under the heading “Number of Securities to be issued upon exercise of outstanding options, warrants and rights”)

Equity Compensation Plans approved by securityholders(1)	5,574,000	$4.47	2,274,036
Equity Compensation Plans not approved by securityholders	3,415,370 (2)	$6.50	Nil
Total	8,989,370		2,274,036

__________

(1)

The Company has a stock option plan which was approved by shareholders on May 26, 2005 which became effective on April 21, 2005, and was amended by the board of directors on February 22, 2007 and, subject to shareholders’ approval, on April 4, 2008.  7,848,035 Common Shares are available for issuance under the Stock Option Plan, based upon the current Common Shares outstanding of 78,480,356. The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant. The maximum term of options granted is ten years.

(2)

Includes 3,415,370 warrants exercisable into 3,415,370 common shares at an exercise price of $6.50 per common share.

CORPORATE GOVERNANCE

The Board considers good corporate governance to be an integral part of the effective and efficient management of the Company. The following disclosure of the Company’s approach to corporate governance is made in compliance with National Instrument 58-101 of the Canadian Securities Administrators.

Board of Directors

The Board is currently comprised of eight members, five of which (Messrs. Carrier, Daly, Mercaldo, Schafer and Seviour) are considered independent directors within the meaning of National Instrument 58-101. None of these five directors is an executive officer or employee of the Company, and none of them have any direct, or indirect, material relationship with the Company, other than as shareholders, which could reasonably interfere with the exercise of a director’s independent judgment. Mr. Fretwell is not independent because he was the Secretary of the Company until May of 2005 and Mr. Hurst is not independent because he was the President of the Company until August 2006. The remaining members of the Board, Messrs. Silver and Young are not independent since they are executive officers of the Company.  As of January 31, 2008, Mr. Young resigned his employment and stepped down from the Board.

The Chairman of the Board, Mr. Silver is not an independent director. Rene Carrier is Lead Director of the Company. In this capacity, Mr. Carrier’s role is to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a board in an effective manner independently of management. During 2007, the independent directors did not hold a meeting at which non-independent directors were not in attendance. The independent directors exercise their responsibilities for independent oversight of management, and provide leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.

During 2007, the Board held nine Board meetings, four Audit Committee meetings and one Management Resources and Compensation Committee meeting. Attendance at these meetings was as follows:

Director	Board Meeting Attendance	Committee Meeting Attendance
Douglas B. Silver	9 of 9	n/a
Douglas J. Hurst	9 of 9	n/a
George S. Young	9 of 9	n/a
Robert W. Schafer	6 of 9	5 of 5
Gordon J. Fretwell	7 of 9	n/a
Rene G. Carrier	9 of 9	5 of 5
Christopher Daly	9 of 9	4 of 4
Colm St. Roch Seviour	9 of 9	1 of 1
Edward L. Mercaldo	7 of 9	n/a

The following directors are currently directors of other reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Director	Reporting Issuer or equivalent
Douglas B. Silver	Rockwell Ventures Inc.; Mirasol Resources Ltd.

Douglas J. Hurst	Maestro Ventures Ltd.

Robert W. Schafer	Copper Ridge Explorations Inc.; ATW Venture Corp.; Tribune Uranium Corp.; and Amur Minerals Corporation

Gordon J. Fretwell

Rockwell Ventures Inc.; Continental Minerals Corporation; Quartz Mountain Resources Ltd.; Copper Ridge Explorations Inc.; Icon Industries Limited; Bell Resources Corporation; Grandcru Resources Corporation; Keegan Resources Inc.; Northern Dynasty Minerals Ltd.

Rene G. Carrier	Continental Minerals Corporation; Quartz Rockwell Diamonds Inc.

Edward L. Mercaldo	Quest Capital Corp.; Norwood Resources Ltd.

Board Mandate

The Board has not prepared a written mandate. The Board delineates its role and responsibilities through the approval and monitoring of policies and procedures that ensure sound and ethical business practices. These policies include the requirement of entirely independent members of its Audit, Management Resources and Compensation, and Corporate Governance Committees, a strategic planning process, a written corporate disclosure policy and a whistle blower policy. Through committees of the Board, procedures are in place for the assessment of the overall effectiveness of the Board, individual directors and the committees of the Board, for succession planning and for the review and approval of procedures related to corporate governance and ethics issues.

Position Descriptions

The Board has developed a written position description for the CEO and Chairman of the Board. The Board has also developed a Charter for each Committee of the Board which delineates the responsibilities of the Committee Chairman.

Orientation and Continuing Education

All new directors are briefed on the role of the Board and its Committees, the Company’s structure, its corporate strategy, financial position and other aspects of the business. Each Board member is provided with a copy of each Committee Charter, all of the Company’s written policies and procedures, and any additional information considered necessary for a complete understanding of the Company’s operations. Annually, the Board has an update session with legal counsel to apprise the Board of new regulations, laws and trends that will have an impact on the management of the Company. All Directors receive a comprehensive monthly report from management of the Company, delineating all activities and developments during the previous month that will affect the direction and management of the Company.

Ethical Business Conduct

The Board has not adopted a formal written code of business conduct and ethics. The Board relies upon the experience of its members and the advice of outside counsel to ensure adherence to ethical business practices. To date the Company has not entered into any transactions or agreements in respect of which a director or executive officer has a material interest. Any such transaction or agreement that has or will come before the Board will be subject to the same decision criteria as any other, and any director with a material interest in the transaction would be required to declare the nature and extent of his interest and would not be entitled to vote on any motion related to said transaction or agreement.

Nomination of Directors

The Corporate Governance Committee, consisting of a majority of independent directors, is responsible for the nomination of candidates for new directors, Lead Director, committee vacancies and committee chairs as vacancies arise. In addition, the Corporate Governance Committee’s nomination responsibilities include making recommendations for the size and composition of the Board, general responsibilities and functions of the Board, organization and responsibilities of the Board committees, as well as the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, contractual obligations and the strategic direction of the Company. The plan must include; (i) a written outline describing the desired qualifications, demographics, skills and experience for potential directors; (ii) the appropriate rotation of directors on Board committees; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership.

Compensation

Compensation issues are addressed by the MRC Committee, a Committee of the Board consisting entirely of independent directors. The responsibilities of the MRC Committee include the following:

(a)

in consultation with the Executive Committee and the Corporate Governance Committee identify and nominate prospective members of the Board;

(b)

in consultation with senior management, establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation;

(c)

review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee considers, among other factors, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years;

(d)

review and approve any salaries or other forms of compensation programs applicable to executive officers of the Company;

(e)

establish procedures for the operation of the Company to ensure that ethical standards are followed;

(f)

review the corporate succession and development plans for the Company at the executive officer level;

(g)

make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans;

(h)

in consultation with management, oversee regulatory compliance with respect to compensation matters, and ensure that the Company’s disclosure is full, complete and continuous;

(i)

to keep abreast of current developments in executive compensation in corporations engaged in similar industries; and

(j)

any other duties or responsibilities expressly delegated to the MRC Committee by the Board from time to time relating to the Company’s compensation programs.

Other Board Committees

In addition to the responsibilities outlined under Nomination of Directors, the Corporate Governance Committee has the following responsibilities:

A.

The Corporate Governance Committee will review and make recommendations to the Board respecting:

•

corporate governance in general and regarding the Board’s stewardship role in the management of the Company; including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

•

when required, a candidate for appointment of the office of CEO;

•

at appropriate intervals: (i) compensation and benefit levels for the directors of the Company and its subsidiaries, and (ii) compensation and benefit levels for the Chair of the Board;

•

annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and where advisable, any amendments thereto, as well as the establishment or disbanding of Board Committees and changes to their composition, including the Chairs thereof;

•

periodically, directors and officers third party liability insurance coverage; and

•

the framework for delegating authority from the Board to management.

B.

The Corporate Governance Committee will review, approve and report to the Board on:

•

the orientation process for new directors and plans for the ongoing development of existing Board members;

•

the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committees and its members;

•

annually, in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

•

annually, in conjunction with the Chair or the CEO, including performance against corporate objectives. The Committee will also report to the MRC Committee in this regard, to assist that committee in its recommendation to the Board respecting the CEO’s compensation;

•

together with the Chair of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and

•

the corporate governance disclosures in the Company’s public filings.

C.

The Committee will oversee compliance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy by officers and directors of the Company, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

D.

The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

Assessments

As noted above, the Corporate Governance Committee is charged with assessing the overall performance of individual directors, the committees of the Board and the Board as a whole.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director or executive officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any of the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described in the Company’s Annual Information Form dated March 28, 2008.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries Directors’ and Officers’ Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $20 million over a term of one year. The premium paid by the Company was $200,125 in respect of its directors and officers as a group for 2007. The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $250,000 with respect to securities claims.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to Multilateral Instrument 52-110  — Audit Committees can be found under the section “Audit Committee” and at Appendix A of the Company’s Annual Information Form dated March 28, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com. Financial information is provided by the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2007.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company’s most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED April 14, 2008

Douglas B. Silver
Chief Executive Officer

SCHEDULE A

SUMMARY OF INTERNATIONAL ROYALTY CORPORATION’S
AMENDED AND RESTATED STOCK OPTION PLAN

On February 22, 2007, the Board made various amendments to, and restated, the Stock Option Plan (the “Stock Option Plan”).   Some of these amendments required shareholder approval while others that were of a housekeeping nature did not.  Prior to the shareholders’ meeting held on May 18, 2007, a tabulation of the proxies received indicated that the required level of shareholders’ approval would not be attained at the meeting.  The Company decided to not put the resolution amending the Stock Option Plan to a vote.  The Stock Option Plan that had been approved by the Board on February 22, 2007 was revised to reflect only the housekeeping amendments. The housekeeping amendments included (i) revisions to the definitions of beneficial ownership, employee, employment, exchange, insider, recipient, security based compensation arrangement, and voting securities; (ii) the replacement of the definitions of fundamental change and service provider with change of control and consultant, respectively; (iii) deletion of the definitions of associate, subsidiary, and takeover bid; (iv) the addition of the definition of affiliate; (v) consequential changes due to revised definitions; (vi) clarification of the expiry of options when a recipient ceases to be an eligible recipient; (vii) granting a voting, dissent or participation right with respect to unvested options; (viii) adding additional permitted assignees; and (ix) removing a provision relating to tax indemnification.

The following is a summary of the Stock Option Plan in the form adopted by the Board on February 22, 2007 with the housekeeping amendments only. Copies of the complete Stock Option Plan are available upon request. Shareholders wishing to receive a copy of the Stock Option Plan should make their request by telephone at (303) 799-9020, by facsimile at (303) 799-9017, by email at info@internationalroyalty.com or by mail to the Company, at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A., Attention: Corporate Secretary.

The Stock Option Plan is the Company’s only compensation plan providing for the issuance of securities of the Company as compensation. The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified recipients, to reward the recipients for their contributions toward the long term goals and success of the Company and to enable and encourage such recipients to acquire common shares as long term investments in the Company.

Under the Stock Option Plan, the number of Common Shares reserved for issuance pursuant to stock options granted under the Plan cannot exceed 10% of the outstanding Common Shares of the Company from time to time. Options are granted at the discretion of the Board. Any employee, senior officer, director or consultant of or to the Company and its affiliates is eligible to participate.

As of the date of this Circular, based on outstanding Common Shares of 78,480,356, the maximum number of Common Shares available for future option grants under the Stock Option Plan is 2,149,035 Common Shares (representing approximately 2.7% of the outstanding Common Shares) and the number of Common Shares subject to outstanding options is 5,699,000 Common Shares (representing approximately 7.3% of the outstanding Common Shares).

The aggregate number of Common Shares in respect of which options have been granted shall not, when taken together with all of the Company’s security based compensation arrangements, result in (i) the number of Common Shares reserved for issuance to insiders pursuant to stock options exceeding 10% of the issued and outstanding Common Shares; (ii) the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period); (iii) the number of Common Shares reserved for issuance pursuant to stock options granted to any one recipient exceeding 5% of the issued and outstanding Common Shares, or (iv) the issuance to any one recipient, within a one-year period, of a number of Common Shares exceeding 5% of the number of issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period), in each case calculated on a non-diluted basis.

The Board is entitled to determine at the time of grant of the option the option price for each Common Share that may be purchased on the exercise of an option, which shall not be less than the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded on the TSX for the five trading days immediately preceding the relevant date.

The Board is entitled to determine at the time of grant of the option the vesting schedule for the option.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made, the option shall be exercisable for a period of 10 years from the date the option is granted.

Entitlements of holders under outstanding options terminate upon the events and in the manner set out below, unless otherwise set out in an employment agreement between the Company and the recipient (if applicable) or as otherwise determined by the Board in its sole discretion:

Reasons for Termination	Exercisable Until
Death	Earlier of scheduled expiry and one year from death

Termination of senior officer or employee for any reason other than death or retirement	Earlier of scheduled expiry and 90th day following the date on which employment terminates

Termination of senior officer or employee at retirement	Earlier of scheduled expiry and two years from retirement

Termination of director for any reason other than death	Earlier of scheduled expiry and 90th day following the date on which directorship terminates

Termination of consultant for any reason other than death	Earlier of scheduled expiry and 90th day following the date on which consulting contract terminates

Except as described below, an option is personal to the optionee and is non-transferable and non-assignable, other than by will or the laws relating to intestacy. Notwithstanding the foregoing, an optionee may transfer an option to any of the following permitted assigns: (i) the recipient’s spouse, (ii) a trustee, custodian or administrator acting on behalf of or for the benefit of the recipient or the recipient’s spouse, (iii) a personal holding corporation, partnership, trust or other entity controlled by the recipient or the recipient’s spouse, or (iv) a registered retirement income fund or a registered retirement savings plan (as each such term is defined in the Income Tax Act (Canada)) of the recipient or the recipient’s spouse.

The Stock Option Plan contains provisions for certain adjustments in the event of a corporate reorganization, including an amalgamation or merger of the Company with or into another Company, and for accelerated vesting of options in the event of a change of control (as defined in the Plan) of the Company.

The Company does not provide financial assistance to participants under the Stock Option Plan. There are no entitlements under the Stock Option Plan that have been granted but are subject to ratification by the Company’s shareholders.

SUMMARY OF AMENDMENTS SUBJECT TO SHAREHOLDER APPROVAL

The amendments to, and the restatement of, the Stock Option Plan by the Board on April 4, 2008 was conditionally approved by the TSX. As described elsewhere in this Circular, under the heading, “Amendment of Stock Option Plan”, the following amendments approved by the Board are subject to shareholder approval under the rules of the TSX:

1.

As permitted by a recent TSX Staff Notice, if an option expires during, or within five business days after, a trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Plan, the option shall expire ten business days after the trading black-out period is lifted by the Company.

2.

Shareholder approval is required to amend the Stock Option Plan to (a) increase the number of Common Shares reserved for issuance under the Stock Option Plan (including a change from a fixed maximum percentage of Common Shares to a fixed maximum number of Common Shares), (b) change the manner of determining the exercise price so that the exercise price is less than the market price of the Common Shares on the date of grant; (c) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Company’s security based compensation arrangements, at any time results in (i) the number of Common Shares reserved for issuance to insiders pursuant to stock options exceeding 10% of the issued and outstanding Common Shares; (ii) the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period); (d) change the restrictions on assignability and transferability of options; or (e) amend the eligibility requirements of participants under the Stock Option Plan that would have the potential of broadening or increasing their participation or amending any restrictions imposed on participation by non-executive directors.  In addition, shareholder approval is required to amend options granted under the Stock Option Plan to (a) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price, or (b) extend the termination date beyond the original expiration date, except in certain circumstances where the Company has imposed a trading black-out, as described in paragraph 1 above.  The exercise price of an option may not be reduced to a price that is less than the market price on the date of grant.

3.

The Board may, in its discretion, and without obtaining shareholder approval, suspend or discontinue the Stock Option Plan.  The Board may, subject to shareholder approval and if required regulatory approval, amend the Stock Option Plan and any options granted under the Stock Option Plan. The Board may, without obtaining shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan, to (i) amend the vesting provisions, (ii) amend the termination provisions, except in certain limited circumstances as described in the preceding paragraph, (iii) add any form of financial assistance, (iv) amend a financial assistance provision which is more favorable to eligible recipients, (v) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (vi) add a deferred or restricted share unit or any other provision which results in the eligible recipients receiving securities while no cash consideration is received by the Company, and (vii) make amendment of a housekeeping nature or to comply with the requirement of any regulatory authority.

4.

The language in section 3.2 of the Stock Option Plan has been amended to clarify the reloading of options after options have been exercised.

5.

The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one percent (1.0%) of the shares outstanding on a non-diluted basis on the grant date of the options to non-executive directors.

6.

Within any one financial year period, the total value of the options granted to a non-executive director, as determined by the Board on the grant date of options to the non-executive director, shall not exceed $100,000.

7.

Except as otherwise provided in the Stock Option Plan or as otherwise determined by the Board in its sole discretion, (i) an option subject to vesting may not be exercised until the option has vested in accordance with the vesting terms and (ii) an option that has been granted subject to vesting and remains unvested on the date of termination of employment of the recipient, the date the recipient ceases to be a director or the date the recipient’s consultant contract terminates, as the case may be, shall terminate.

8.

Notwithstanding section 7.1 of the Stock Option Plan, any recipient whose employment, engagement or directorship with the Company terminated by the Company for any reason other than for cause or in the case of a consultant, breach of contract, at any time in the six months following a change of control of the Company, or by the recipient, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the recipient, at any time in the six months following a change of control of the Company and the recipient has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, then any outstanding options that have not yet vested on the date of termination shall be deemed to have vested on such date.  Unvested options no longer vest immediately upon the occurrence of any change of control.

9.

Transfers to permitted assigns are subject to Board approval.